Exhibit 99.1

ASX, Nasdaq and Media Release

3 June 2024

Opthea To Present at Clinical Trials at the Summit Meeting

Melbourne, Australia and Princeton, NJ, June 3, 2024 -- Opthea Limited (ASX/NASDAQ: OPT “Opthea”, the “Company”), a clinical-stage biopharmaceutical company developing novel therapies to treat highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD), today announced that the Company will make several presentations at the Clinical Trials at the Summit (CTS) Meeting being held in Park City, Utah on June 8, 2024. Frederic Guerard, PharmD, Chief Executive Officer of Opthea, will participate in a panel, there will be two scientific presentations related to the sozinibercept (OPT-302) clinical trial program and a sponsor talk.

CTS brings together experts from around the world to discuss ongoing clinical trials and the latest data with the goal of accelerating advances in vitreoretinal care.

Opthea Presentations (in program order):

Session: Clinical Trials Addressing Neovascular AMD (nAMD)

Scientific Presentation: Implications for Targeting VEGF-C/D: Potential for Vision Gain Beyond VEGF-A Inhibition

Time: 1:02 - 1:06 pm MDT

Presenter: Megan Baldwin, PhD, MAICD, Founder, Chief Innovation Officer and Executive Director, Opthea

Scientific Presentation: Superior Functional Outcomes Beyond Standard of Care: Update on Sozinibercept Clinical Trials

Time: 1:06 - 1:10 pm MDT

Presenter: Julie Clark, MD, Senior Vice President of Clinical Development, Opthea

Sponsor Talk: Opthea Overview

Time: 1:39 – 1:49 pm MDT

Panel: Challenges of Bringing New Treatment Options to Market

Time:3:40 - 4:00 pm MDT

Panelist:Frederic Guerard, PharmD, Chief Executive Officer, Opthea

About Opthea

Opthea (ASX/NASDAQ:OPT) is a biopharmaceutical company developing novel therapies to address the unmet need in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME).

Opthea’s lead product candidate, sozinibercept, is being evaluated in two pivotal
Phase 3 clinical trials (COAST, NCT04757636, and ShORe, NCT04757610) for use in combination with standard-of-care anti-VEGF-A monotherapies to improve overall efficacy and deliver superior vision gains compared to standard-of-care anti-VEGF-A agents. To learn more, visit our website at www.opthea.com and follow us on Xand LinkedIn.

Forward-looking Statements

This ASX announcement contains certain forward-looking statements, including within the meaning of the U.S.Private Securities Litigation Reform Act of 1995. The words “expect”, “believe”, “should”, “could”, “may”, “will”, “plan” and other similar expressions are intended to identify forward-looking statements. Forward-looking statements in this ASX announcement include statements regarding rapidly advancing the registrational program for sozinibercept in wet AMD, expectations regarding the pivotal growth phase of Opthea, and the ability of sozinibercept to enhance vision outcomes for patients worldwide. Forward-looking statements, opinions and estimates provided in this ASX announcement are based on assumptions and contingencies which are subject to change without notice, as are statements about market and industry trends, which are based on interpretations of current conditions. Forward-looking statements are provided as a general guide only and should not be relied upon as an indication or guarantee of future performance. They involve known and unknown risks and uncertainties and other factors, many of which are beyond the control of Opthea and its directors and management and may involve significant elements of subjective judgment and assumptions as to future events that may or may not be correct. These statements may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to future capital requirements, the development, testing, production, marketing and sale of drug treatments, regulatory risk and potential loss of regulatory approvals, ongoing clinical studies to demonstrate sozinibercept safety, tolerability and therapeutic efficacy, additional analysis of data from Opthea’s Phase 3 clinical trials, clinical research organization and labor costs, intellectual property protections, and other factors that are of a general nature which may affect the future operating and financial performance of the Company including risk factors set forth in Opthea’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 28, 2023, Opthea’s 2024 Half Year Report included as an exhibit to the Form 6-K filed with the SEC on February 29, 2024, and other future filings with the SEC. Actual results, performance or achievement may vary materially from any projections and forward-looking statements and the assumptions on which those statements are based. Subject to any continuing obligations under applicable law or any relevant ASX listing rules, Opthea disclaims any obligation or undertaking to provide any updates or revisions to any forward-looking statements in this ASX announcement to reflect any change in expectations in relation to any forward-looking statements or any change in events, conditions or circumstances on which any such statement is based, except as otherwise required by applicable law.

Authorized for release to ASX by Fred Guerard, CEO

Investor Inquiries	Join our email database to receive program updates:
PJ Kelleher LifeSci Advisors LLC Email: pkelleher@lifesciadvisors.com Phone: 617-430 7579 Media Inquiries Silvana Guerci-Lena NorthStream Global Partners silvana@nsgpllc.com	Tel: +61 (0) 3 9826 0399 Email: info@opthea.com Web: www.opthea.com Source: Opthea Limited